Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Pricing Supplement dated March 25, 2026 (To Product Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $3,254,000 Autocallable Buffered VanEck® Gold Miners ETF-Linked Notes due March 29, 2028

The notes do not bear interest. The notes will mature on the stated maturity date (March 29, 2028, subject to postponement) unless they are automatically called on the call observation date (April 2, 2027, subject to postponement). If the closing price of the VanEck® Gold Miners ETF on the call observation date is greater than or equal to the initial underlier level ($86.32, which was the closing price of the underlier on the trade date), the notes will be automatically called, and on the call payment date (April 6, 2027, subject to postponement) you will receive, for each $1,000 principal amount of your notes, a cash settlement amount equal to the principal amount of your notes plus the product of the principal amount of your notes times the call premium of 20.90%.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the VanEck® Gold Miners ETF as measured from the trade date (March 25, 2026) to and including the determination date (March 27, 2028, subject to postponement). If the final underlier level on the determination date is greater than or equal to the buffer level of 90.00% of the initial underlier level, the return on your notes will be positive and will be equal to the greater of (i) the maturity date premium of 41.80% and (ii) the upside participation rate of 200% times the underlier return. If the final underlier level is less than the buffer level, the return on your notes will be negative and you will lose approximately 1.1111% of the principal amount of your notes for every 1% that the final underlier level has declined below 90.00% of the initial underlier level. You could lose some, or all, of the principal amount of your notes.

If your notes are not automatically called, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -10.00% (the final underlier level is greater than or equal to 90.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the greater of (1) the maturity date premium and (2) the upside participation rate times the underlier return; or
●	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate of approximately 111.11% times (c) the sum of the underlier return plus 10.00%. This amount will be less than $1,000 and could be zero.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is $981.10 per $1,000 principal amount of notes, which is less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-8 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$20.00	$980.00
Total	$3,254,000.00	$65,080.00	$3,188,920.00
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, is the agent for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.

BMO CAPITAL MARKETS

Terms of the Notes

Issuer:	Bank of Montreal

Underlier:	VanEck® Gold Miners ETF (Bloomberg ticker symbol: GDX)

Fund Underlying Index:	MarketVectorTM Global Gold Miners Index

Trade Date:	March 25, 2026

Original Issue Date:	March 30, 2026

Principal Amount:	$1,000 per note.
Automatic Call:

If the closing price of the underlier on the call observation date is greater than or equal to the initial underlier level, the notes will be automatically called, and on the call payment date you will receive a cash settlement amount per note in U.S. dollars equal to the principal amount plus the product of the principal amount times the call premium.

If the notes are automatically called, the positive return on the notes will be limited to the call premium, even if the closing price of the underlier on the call observation date significantly exceeds the initial underlier level. If the notes are automatically called, you will not participate in any appreciation of the underlier.

If the notes are automatically called, they will cease to be outstanding on the call payment date and you will have no further rights under the notes after the call payment date.

Call Observation Date:	April 2, 2027, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Call Premium:	20.90%

Call Payment Date:	April 6, 2027, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Determination Date:	March 27, 2028, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	March 29, 2028, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Maturity Date Premium:	41.80%

Cash Settlement Amount (on the stated maturity date, if the notes are not automatically called):

If your notes are not automatically called, on the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●     if the final underlier level is greater than or equal to the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the greater of (1) the maturity date premium and (2) the upside participation rate times the underlier return; or

●     if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount.

If the final underlier level is less than the buffer level, you will lose some, and possibly all, of the principal amount of your notes at maturity.

PS-2

Initial Underlier Level:	$86.32, the closing price of the underlier on the trade date

Final Underlier Level:	the closing price of the underlier on the determination date.

Upside Participation Rate:	200%

Underlier Return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Buffer Level:	$77.688, which is equal to 90.00% of the initial underlier level

Buffer Rate:	the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Buffer Amount:	10.00%

Closing Price:	Closing price has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

Market Disruption Events and Postponement Provisions:

The call observation date and the determination date are subject to postponement due to non-scheduled trading days and the occurrence of a market disruption event. In addition, the call payment date or the stated maturity date will be postponed if the call observation date or the stated maturity date, as applicable, is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the call observation date, the call payment date, the determination date and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement each of the call observation date and the determination date is a “valuation date” and the call payment date and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” in the accompanying product supplement.

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” and the provisions set forth under the final paragraph of “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP / ISIN:	06376KFS2 / US06376KFS24

PS-3

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-4

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-5

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing prices of the underlier on the call observation date and on the determination date could have on whether the notes are automatically called and the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual closing prices of the underlier.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the call payment date or the stated maturity date, as applicable. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Call premium	20.90%
Maturity date premium	41.80%
Upside participation rate	200%
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 111.11%
Buffer amount	10.00%
Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled call observation date or the originally scheduled determination date
No change in or affecting the underlier, any of the securities held by the underlier or the policies of the fund sponsor or the method by which the fund underlying index sponsor calculates the fund underlying index

Notes purchased on original issue date at a price equal to the principal amount and held to the call payment date or the stated maturity date, as applicable

The actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on the call observation date and the actual cash settlement amount on the call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing prices of the underlier shown elsewhere in this pricing supplement. For information about the historical closing prices of the underlier during recent periods, see “The Underlier—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

PS-6

Hypothetical Examples Of Payment Upon An Automatic Call

If your notes are automatically called on the call observation date (i.e., the closing price of the underlier on the call observation date is greater than or equal to the initial underlier level), the cash settlement amount that we would deliver per note on the call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium. If, for example, the closing price of the underlier on the call observation date were determined to be 150.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the call payment date would be 120.90% of the principal amount, or $1,209.00 per note. Even though the underlier appreciated by 50.00% from its initial underlier level to its closing price on the call observation date in this example, your return is limited to the call premium of 20.90%.

Hypothetical Examples Of Payment at Maturity

If the notes are not automatically called on the call observation date (i.e., the closing price of the underlier on the call observation date is less than the initial underlier level), the cash settlement amount on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 141.800% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 141.800% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
175.000%	250.000%
150.000%	200.000%
140.000%	180.000%
130.000%	160.000%
120.900%	141.800%
120.000%	141.800%
110.000%	141.800%
105.000%	141.800%
102.500%	141.800%
100.000%	141.800%
97.500%	141.800%
95.000%	141.800%
90.000%	141.800%
85.000%	94.444%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

As shown in the table above:

•	If the notes have not been automatically called and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the principal amount of your notes. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment.

•	If the notes have not been automatically called and the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes.

PS-7

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

If The Notes Are Not Automatically Called And The Final Underlier Level Is Less Than The Buffer Level, You Will Lose Some, And Possibly All, Of The Principal Amount Of Your Notes At Maturity.

We will not repay you a fixed amount on the notes on the stated maturity date. If the closing price of the underlier is less than the initial underlier level on the call observation date, the notes will not be automatically called, and you will receive a cash settlement amount on the stated maturity date that will depend on the direction of and percentage change in the final underlier level relative to the initial underlier level and the other terms of the notes. Because the value of the underlier will be subject to market fluctuations, the cash settlement amount on the stated maturity date may be more or less, and possibly significantly less, than the principal amount of your notes.

If the notes are not automatically called and the final underlier level is less than the buffer level, the cash settlement amount will be less than the principal amount and you will lose approximately 1.1111% of the principal amount for every 1% that the final underlier level is less than the buffer level. As a result, if the final underlier level is less than the buffer level, you will lose some, and possibly all, of the principal amount per note at maturity. This is the case even if the value of the underlier is greater than or equal to the initial underlier level or the buffer level at certain times during the term of the notes.

If the notes are not automatically called and the final underlier level is less than the buffer level, your return on the notes will be negative, and therefore your yield on the notes will be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

If The Notes Are Automatically Called, The Potential Return On The Notes Is Limited To The Call Premium.

If the notes are automatically called, the potential return on the notes is limited to the call premium, regardless of the performance of the underlier. The underlier may appreciate by significantly more than the percentage represented by the call premium from the trade date through the call observation date, in which case an investment in the notes will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the underlier. If the notes are automatically called, you will no longer have the opportunity to participate in any appreciation of the underlier at the upside participation rate.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

You Will Be Subject To Reinvestment Risk.

If the notes are automatically called, the term of the notes will be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue the shares of the underlier or any securities held by the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

PS-8

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Call Payment Date Or The Stated Maturity Date, As Applicable, Will Be Postponed If The Call Observation Date Or The Determination Date Is Postponed.

The call observation date and the determination date, as applicable, will be postponed if the originally scheduled call observation date or the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on such date. If such a postponement occurs, the call payment date or the stated maturity date, as applicable, will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the underlier, dividend rates and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your notes in any secondary market at any time.

PS-9

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3-month period.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current value of the underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the underlier; interest rates; volatility of the underlier; time remaining to maturity; currency exchange rates; and dividend yields on the securities held by the underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the value of the underlier. Because numerous factors are expected to affect the value of the notes, changes in the value of the underlier may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Underlier

Whether The Notes Will Be Automatically Called And The Cash Settlement Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the shares of the underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those shares. As a holder of the notes, you will not have any voting rights or any other rights that holders of the underlier would have.

•	Historical Values Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

•	Changes That Affect The Underlier Or The Fund Underlying Index May Adversely Affect The Value Of The Notes, Whether The Notes Will Be Automatically Called And The Cash Settlement Amount.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Held By The Underlier.

•	We And Our Affiliates Have No Affiliation With The Fund Sponsor Or The Fund Underlying Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of The Underlier Is Different From An Investment Linked To Its Fund Underlying Index.

PS-10

•	There Are Risks Associated With The Underlier.

•	Anti-Dilution Protection Is Limited, And The Calculation Agent Has Discretion To Make Anti-Dilution Adjustments.

•	Reorganization Or Other Events Relating To A Fund Could Adversely Affect The Value Of The Notes.

The Notes Are Subject To Risks Relating To Non-U.S. Securities Markets With Respect To The Underlier.

Some of the equity securities composing the underlier are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The Notes Are Subject to Risks Relating to Emerging Markets with Respect to the Underlier.

Some of the equity securities composing the underlier have been issued by companies in countries based in emerging markets. Emerging markets pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable financial markets and governments; may present the risks of nationalization of businesses; may impose restrictions on currency conversion, exports or foreign ownership and prohibitions on the repatriation of assets; may pose a greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and may have less protection of property rights, less access to legal recourse and less comprehensive financial reporting and auditing requirements than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions. The currencies of emerging markets may also be less liquid and more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. The foregoing factors may adversely affect the performance of companies based in emerging markets.

An Investment In The Notes Is Subject To Risks Associated With Investing In Stocks In The Gold And Silver Mining Industries.

All or substantially all of the equity securities composing the underlier are issued by companies whose primary line of business is directly associated with the gold and/or silver mining industries. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Investments related to gold and silver are considered speculative and are affected by a variety of factors. Competitive pressures may have a significant effect on the financial condition of gold and silver mining companies. Also, gold and silver mining companies are highly dependent on the price of gold and silver bullion, respectively, and may be adversely affected by a variety of worldwide economic, financial and political factors. The price of gold has fluctuated in recent years and may continue to fluctuate substantially over short periods of time so the trading price of the shares of the underlier may be more volatile than other types of investments. Fluctuation in the prices of gold and silver may be due to a number of factors, including changes in inflation and changes in industrial and commercial demand for metals. Additionally, increased environmental or labor costs may depress the value of metal investments. In times of significant inflation or great economic uncertainty, gold, silver and other precious metals may outperform traditional investments such as bonds and stocks. However, in times of stable economic growth, traditional equity and debt investments could offer greater appreciation potential and the value of gold, silver and other precious metals may be adversely affected, which could in turn affect the underlier’s returns. If a natural disaster or other event with a significant economic impact occurs in a region where the companies in which the underlier invests operate, that disaster or event could negatively affect the profitability of these companies and, in turn, the underlier’s investment in them. These factors could affect the gold and silver mining industries and could affect the value of the equity securities held by the underlier and the price of the underlier during the term of the notes, which may adversely affect the value of your notes.

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The Notes Are Subject To Currency Exchange Rate Risk With Respect To The Underlier.

The underlier is composed of some non-U.S. equity securities denominated in a non-U.S. currency and the prices of those securities are converted into U.S. dollars for purposes of calculating the value of the underlier. Therefore, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the underlier trade. An investor’s net exposure will depend on the extent to which the currencies of the non-U.S. equity securities held by the underlier strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. equity securities denominated in those currencies. If, taking into account that weighting, the dollar strengthens against the currencies of the non-U.S. equity securities held by the underlier, the value of the underlier will be adversely affected and any amounts payable on the notes may be reduced.

The Underlier Has Recently Transitioned To Tracking A New Fund Underlying Index, Which Differs From The Prior Fund Underlying Index In Important Ways.

Prior to September 19, 2025, the underlier sought to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. After market close on September 19, 2025, the underlier’s benchmark index became the MarketVectorTM Global Gold Miners Index. The MarketVectorTM Global Gold Miners Index differs from the NYSE Arca Gold Miners Index in important ways, including use of different market capitalization criteria for inclusion in the index and different weighting schemes, and the composition of the underlier has changed as a result of this transition.

When evaluating the historical performance of the underlier, you should bear in mind that the index tracked by the underlier during the historical period shown in this pricing supplement before market close on September 19, 2025 is different from the index that the underlier tracks currently. The historical performance of the underlier might have been meaningfully different had the underlier tracked the MarketVectorTM Global Gold Miners Index before market close on September 19, 2025.

We cannot predict what effect these changes may have on the performance of the underlier. It is possible that these changes could adversely affect the performance of the underlier and, in turn, your return on the notes.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” and “—Anti-dilution Adjustments” and “—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the value of the underlier.

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•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the underlier may adversely affect the value of the underlier.

•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

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The Underlier

The VanEck® Gold Miners ETF is issued by the VanEck® ETF Trust, a registered open-end management company. The VanEck® Gold Miners ETF seeks to replicate, before fees and expenses, the price and yield performance of the MarketVectorTM Global Gold Miners Index. The MarketVectorTM Global Gold Miners Index is a float-adjusted modified market capitalization-weighted index designed to track the performance of the global gold and silver mining segment. Before market close on September 19, 2025, the VanEck® Gold Miners ETF’s fund underlying index was the NYSE Arca Gold Miners Index. See “Risk Factors—The Underlier Has Recently Transitioned To Tracking A New Fund Underlying Index, Which Differs From The Prior Fund Underlying Index In Important Ways” in this pricing supplement. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this pricing supplement. The VanEck® Gold Miners ETF is listed on the New York Stock Exchange under the ticker symbol “GDX.” For more information about the MarketVectorTM Global Gold Miners Index, see “—MarketVectorTM Global Gold Miners Index” below.

This pricing supplement relates only to the notes offered hereby and does not relate to the underlier. We have derived all disclosures contained in this pricing supplement regarding the underlier from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlier. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the underlier in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlier have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the underlier could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the underlier. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the underlier, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlier. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The MarketVectorTM Global Gold Miners Index

We obtained all information contained in this pricing supplement regarding the MarketVectorTM Global Gold Miners Index (referred to in this section as the “Global Gold Miners Index”), including, without limitation, its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MarketVector Indexes GmbH (“MVIS”), the index sponsor of the Global Gold Miners Index. The Global Gold Miners Index was developed by MVIS and is maintained and published by MVIS. The Global Gold Miners Index is calculated by Solactive AG. MVIS has no obligation to continue to publish, and may discontinue publication of, the Global Gold Miners Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Global Gold Miners Index in connection with the offer and sale of the notes.

In addition, information about the Global Gold Miners Index may be obtained from other sources including, but not limited to, the Global Gold Miners Index sponsor’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Global Gold Miners Index is accurate or complete.

The Global Gold Miners Index is designed to track the performance of the global gold and silver mining segment, which includes companies that derive at least 50% (25% for current components) of their revenues from gold mining/royalties/streaming and/or silver mining/royalties/streaming or with mining projects that have the potential to generate at least 50% (25% for current components) of their revenues from gold and/or silver when developed. The Global Gold Miners Index was launched on June 3, 2025, with a base index value of 1,000 as of April 30, 2006.

The Global Gold Miners Index is reported by Bloomberg L.P. under the ticker symbol “MVGDX.”

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Index Composition and Maintenance

Index Universe

The index universe includes only common securities and securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Limited partnerships are excluded. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange. Securities listed on (1) exchanges in Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates and Vietnam or (2) Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth or London Stock Exchange are excluded.

Investable Index Universe

Only companies with a free float (or shares available to foreign investors) of 5% or more for existing index components or 10% or more for new components are eligible for inclusion the Global Gold Miners Index. In addition, stocks that are currently not in the Global Gold Miners Index must meet the following size and liquidity requirements:

1.	a full market capitalization exceeding $ 150 million;

2.	a three-month average-daily-trading volume of at least US $1 million at the current review and also at the previous two reviews; and

3.	at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the Global Gold Miners Index the following applies:

1.	a full market capitalization exceeding $ 75 million;

2.	a three-month average-daily-trading volume of at least $ 0.2 million at the current review and also at the previous two reviews; and

3.	a three-month average-daily-trading volume of at least $0.6 million at current review or at one of the previous two reviews; or at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

In case the number of investable stocks drops below the minimum component number, additional companies are flagged eligible by MVIS’s decision until the number of eligible stocks equals the minimum component count.

Only one share line of each company is eligible. In case more than one share line fulfills the above size and liquidity rules, only the largest share line by free float market capitalization is eligible. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide for a different share line.

In case the free float market capitalization of a non-component share line:

1.	exceeds the free float market capitalization of a share line of the same company which is an index component by at least 25%; and

2.	fulfills all size and liquidity eligibility criteria for non-components,

the current component share line will be replaced by the larger one. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide to keep the current share line instead.

Index Constituent Selection

The Global Gold Miners Index is reviewed and rebalanced on a quarterly basis in March, June, September and December. The target coverage of the Global Gold Miners Index is 90% of the free float market capitalization of the investable universe with at least 25 companies. The constituents of the Global Gold Miners Index are selected using the following procedure:

1.	All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

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2.	Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.	Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.	If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the Global Gold Miners Index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

5.	In case the number of eligible securities is below the minimum of 25, additional securities are added by MVIS’s decision until the number of securities selected for inclusion in the Global Gold Miners Index reaches the minimum of 25 securities.

In addition to the periodic reviews, the Global Gold Miners Index is continually reviewed for corporate events (e.g., mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the index components.

Index Calculation

The value of the Global Gold Miners Index is calculated using the Laspeyres’ formula, with stock prices converted to U.S. dollars:

where (for all stocks (i) in the relevant MVIS Index):

pi = stock price (rounded to four decimal places);

qi = number of shares;

ffi = free float factor (rounded to two decimal places);

fxi = exchange rate (local currency to U.S. Dollar) (rounded to 12 decimal places);

cfi = sector-weighting cap factor (if applicable, otherwise set to 1) (rounded to 16 decimal places);

M = free float market capitalization of the relevant MVIS Index; and

D = divisor (rounded to six decimal places).

Free Float

The Global Gold Miners Index is free float-adjusted — that is, the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits or sanctions. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free float factors are reviewed quarterly.

Index Company-Weighting Cap Factors

Companies in the Global Gold Miners Index are ranked according to their free float market capitalization, as modified by the company-weighting cap factors. The Global Gold Miners Index uses the company-weighting cap factors to ensure diversification to avoid overweighting. The company-weighting cap factors are reviewed quarterly and applied, if necessary. The following weighting scheme applies to the Global Gold Miners Index:

1.	All index components are weighted by their free-float market capitalization.

2.	All index components exceeding 4.5%, but at least the largest five and no more than the largest 10 constituents, are grouped together (the “Large-Weights”). All other index constituents are also grouped together (the “Small-Weights”).

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3.	The aggregated weighting of the Large-Weights is capped at 45%:

a.	If the aggregated weight of all Large-Weights exceeds 45%, a capping factor is calculated and applied to bring the weight down to 45% and at the same time, a second capping factor is calculated and applied to increase the aggregated weight of the Small-Weights to 55%.

b.	Large-Weights: The maximum weight for any single security is 20% and the minimum weight is 5%. If a security is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight will be redistributed proportionally across all other Large-Weights.

c.	Small-Weights: The maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be redistributed proportionally across all other Small-Weights.

In case the aggregated weight of all index components with less than 50% of their revenue derived from the activities described above exceeds 20%, a weighting cap factor will be applied to ensure the aggregated weight of such index components does not exceed 20%. The excess weight shall be proportionally redistributed among the uncapped index components with more than 50% exposure to such activities within the Small-Weights.

Historical Information

We obtained the closing prices of the underlier in the graph below from Bloomberg Finance L.P., without independent verification.

The following graph sets forth daily closing prices of the underlier for the period from January 4, 2021 to March 25, 2026. The closing price on March 25, 2026 was $86.32. The historical performance of the underlier should not be taken as an indication of its future performance during the term of the notes. When evaluating the historical performance of the underlier provided below, you should bear in mind that the index tracked by the underlier during the historical period shown below before market close on September 19, 2025 is different from the index that the underlier tracks currently. The historical performance of the underlier might have been meaningfully different had the underlier tracked the MarketVectorTM Global Gold Miners Index before market close on September 19, 2025. See “Risk Factors—The Underlier Has Recently Transitioned To Tracking A New Fund Underlying Index, Which Differs From The Prior Fund Underlying Index In Important Ways” in this pricing supplement.

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Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

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United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the notes, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority, there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which among other things would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on our determination that the notes do not have a delta of one with respect to any underlying security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

BMOCM, our subsidiary, is the agent for the distribution of the notes and will purchase the notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. BMOCM may resell the notes to other securities dealers at the original issue price of the notes less a concession not in excess of the underwriting discount. In addition, a fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates). The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3 month period.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

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Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

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